5501 S. Broadband Lane / Sioux Falls, SD 57108 Phone: 605.361.4347 / Fax: 605.338.0596 www.metacash.com

March 10, 2009

David Irving

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

RE:	Meta Financial Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
Form 10-Q for the Fiscal Quarter Ended December 31, 2008
File No. 0-22140

Dear Mr. Irving:

In response to your letter of February 24, 2009 requesting further information regarding several items in the above referenced filings, Meta Financial Group, Inc. (the “Company”) provides the following responses:

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended September 30, 2008 and September 30, 2007

Non-interest Expense, page 67

SEC Comment:

1.         Tell us, and revise future filings, to disclose all significant components of non-interest expenses, specifically other expenses, during the periods presented in order to provide the best understanding of your results of operations in accordance with Item 303(3)(i) of Regulation S-K.  We note that other non-interest expenses were $8.0 million in 2008 and we did not note any discussion in your results of operations related to these specific expenses.

Company Response:

The following table shows the components of non-interest expenses for the years ended September 30, 2008 and 2007.

META FINANCIAL GROUP, INC

AND SUBSIDIARIES

OTHER NON-INTEREST EXPENSE COMPONENTS

(Dollars in Thousands)

	For the Years Ended September 30,
	2008	2007

Other Non-Interest Expense:
Meals & Travel	$1,296	$732
Communication	834	674
Bank Service Charges	581	264
Regulatory Expense	528	137
Office Supplies	445	289
Insurance and Surety Bond	347	191
Fraud & Cash Over/Short	314	171
Seminars & Training	205	116
Employee Expense - Miscellaneous	181	112
Audit & Annual Report	169	303
Directors Fees	147	121
Dues & Subscriptions	134	164
Recruiting Costs	131	123
Charitable Contributions	131	97
Other Miscellaneous Expense(1)	2,513	163

	$7,956	$3,657

(1) Includes litigation settlement expense in the amount of $1.7 million for the fiscal year ended September 30, 2008.

The Company’s other non-interest expense totaled $8.0 million for fiscal 2008 as compared to $3.7 million for fiscal 2007.  The increase is primarily due to $1.7 million in litigation settlement expense as mentioned in paragraph two under “Results of Operations” on page 63 and again in paragraph one titled “General” on page 64.  In addition, business meals and travel related expenses increased $564,000 as compared to the prior year primarily due to increased staffing and travel related to the growth of Meta Payment Systems (MPS).  Regulatory expense increased $391,000 due to increased FDIC and OTS assessments, bank service charges increased $317,000, communication expense increased $160,000, insurance and surety bond increased $156,000 and office and supplies expense increased $156,000 as compared to fiscal 2007.

In response to the Commission’s comments, the Company will, in future filings, enhance management’s discussion of other non-interest expense.

Critical Accounting Policies, page 71

SEC Comment:

2.         In future filings, revise your disclosure to present a more robust discussion as to why these are critical accounting policies.  Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements.  The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance.  The discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or variability that is reasonably likely to result from its application over time.  Discuss the following: (1) Discuss why management believes the accounting policy is critical; (2) Discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future; (3) Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company; (4) Refer to Item V of Release Nos. 33-8350/34-48960.

Company Response:

In response to the Commission’s comments, the Company will, in future filings, enhance management’s disclosure on critical accounting policies.

Item 8.  Consolidated Financial Statements and Supplementary Data

Independent Registered Public Accounting Firm’s Report on the Financial Statements, page 80

SEC Comment:

3.        The report of KPMG LLP refers to the report of another auditor for the 2007 financial statements.  Please revise to provide the report of the other auditors for the 2007 financial statements as required by Rule 2-05 of Regulation S-X.

Company Response:

On March 10, 2009, the Company will file an amended Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2008 to include the report of the other auditors for the 2007 financial statements.

Consolidated Statements of Cash Flows, pages 85 & 86

SEC Comment:

4.        We note from your disclosure on page 5 that fixed rate residential mortgage loans are generally sold in the secondary market.  Tell us the specific line item(s) where originations and sales of these loans are recorded on your Statements of Cash Flows.  Refer to paragraph 9 of SFAS 102.

Company Response:

Originations and sales of residential mortgage loans are included in the Company’s cash flows from investing activities under “Net change in loans receivable.” The loans are not specifically originated for resale and volume is very small.

Notes to Consolidated Financial Statements

Note 4, Securities, page 96

SEC Comment:

5.         We note you sold investment securities in the amount of $17.0 million for the year ended September 30, 2008.  Please tell us the following concerning these sales:  • the class of investment securities the sales related to (Trust preferred and corporate securities or mortgage-backed securities); and • gross gains and losses on sales.

Company Response:

All of the above referenced sales were related to mortgage-backed securities and resulted in gross gains of $62,000 and gross losses of $37,000 for a net gain on sales of $24,000.

Note 1, Summary of Significant Accounting Policies

Goodwill, page 90

SEC Comment:

6.         Tell us, and revise future filings, to disclose goodwill on a segment basis in accordance with paragraph 45 of SFAS 142.

Company Response:

In response to the Commission’s comments, the Company’s goodwill activity is shown below in accordance with paragraph 45 of SFAS 142 for the years ended September 30, 2008 and 2007. The Company will include similar disclosure in the notes to the financial statements in future filings.

NOTE ON ACQUIRED INTANGIBLE ASSETS

Gross Carrying
Amount
(Dollars in Thousands)
As of September 30, 2008

Unamortized intangible assets
Goodwill	$425
Patents	273
Total	$698

NOTE ON GOODWILL

The changes in the carrying amount of goodwill for the years ended September 30, 2008 and 2007, are as follows:

	Traditional	Meta Payment
	Banking	Systems®	Total
	(Dollars in Thousands)

Goodwill, balance as of October 1, 2007	$1,508	$—	$1,508

Goodwill acquired during the year	—	698	698

Goodwill, balance as of September 30, 2008	$1,508	$698	$2,206

Discontinued Operations—Traditional Banking

Goodwill, balance as of October 1, 2007	$1,895

Goodwill written off related to sale of MBWC	(1,895)

Goodwill, balance as of September 30, 2008	$—

	Traditional	Meta Payment
	Banking	Systems®	Total
	(Dollars in Thousands)

Goodwill, balance as of October 1, 2006	$1,508	$—	$1,508

Change in carrying amount of goodwill	—	—	—

Goodwill, balance as of September 30, 2007	$1,508	$—	$1,508

Discontinued Operations—Traditional Banking

Goodwill, balance as of October 1, 2006	$1,895

Change in carrying amount of goodwill	—

Goodwill, balance as of September 30, 2007	$1,895

The Company tests goodwill for impairment at least annually or more often if conditions indicate a possible impairment. There was no impairment to goodwill during the years ended September 30, 2008 and 2007.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filing, and that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also realizes it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is happy to provide any additional information which the Commission may deem necessary to complete its review of the Company’s filing.

Sincerely,

/s/ J. Tyler Haahr

J. Tyler Haahr
President and Chief Executive Officer